
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Princeton Audio, LLC

Legal status of issuer

　　Form
　　Limited Liability Company

　　Jurisdiction of Incorporation/Organization
　　Wisconsin

　　Date of organization
　　June 16, 2014

Physical address of issuer
544 W. WATER ST., PRINCETON, WI 54968

Website of issuer
www.princeton-audio.com

Current number of employees
11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$427,565.28	$417,432.74
Cash & Cash Equivalents	$22,167.97	$11,612.13
Accounts Receivable	$0.00	$0.00
Short-term Debt	$123,612.05	$153,197.61
Long-term Debt	$439,163.54	$4,000.00
Revenues/Sales	$266,048.48	$154,149.02
Cost of Goods Sold	$178,191.03	$135,749.76
Taxes Paid	$511.14	$0.00
Net Income	-$346,989.34	-$238,327.38


April 30, 2017

FORM C-AR

Princeton Audio, LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Play Impossible Inc., a Delaware Corporation (the "Company," as well as references to "we, " "us, " or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowfall.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is April 30, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Please read this Form C-AR and the Exhibits hereto in their entirety.

Princeton Audio, LLC (the "Company") is a Wisconsin Limited Liability Company, formed on June 16, 2014.

The Company is located at 544 W. WATER ST., PRINCETON, WI 54968.

The Company's website is www.princeton-audio.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We sell portable, wireless, handcrafted, audio speakers direct to the consumer. We design, build, and tune each of our products in Princeton Wisconsin, using as many local vendors as possible.

The Business Plan
Our business is focused on hand crafting our audio products for people who seek portable, wireless, high fidelity sound. With excellent reviews so far and forward-looking wireless capability, in conjunction with our ability to adapt our products to the ever-changing world of wireless distributed audio, we are poised to capitalize on a burgeoning "Craft Audio" market.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our audio products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved audio products and thus may be better equipped than us to develop and commercialize audio products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our audio products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of its Manager and key employees.
In particular, the Company is dependent on Michael Pelland who is the Company's Manager. The Company has or intends to enter into an employment agreement with Michael Pelland although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Michael Pelland or any member of a future management team could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Michael Pelland in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of his death or disability. Therefore, if Michael Pelland dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person will negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our

customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

BUSINESS

Description of the Business
We sell portable, wireless, handcrafted, audio speakers direct to consumer. We design, build, and tune each of our products in Princeton Wisconsin, using as many local vendors as possible.

Business Plan
Our Company is being built on three major objectives:

1. To design and engineer a product that is appealing to a wide range of potential customers;
2. To develop a supplier base and strategy that allows for the manufacture of our products at a cost which yields profit margins that fund the operations, further marketing and sales, and, most importantly, fund inventory turnover; and
3. To develop and build out a solid sales and marketing strategy that allows potential customers to find, interact with, and then purchase our award-winning audio products.

History of the Business
The company was founded by Michael Pelland on the 16th of June, 2014.

- Since shipments of our products began on July 31, 2016, Princeton Audio has delivered over 500 "Site:1" speakers to customers.
- Year to date, as of May 2017, Princeton Audio has received over 400 new orders for the Site:1 speaker.
- In 2016, Princeton Audio generated $154,149 in total income. Year to date, as of May 2017, the company has already surpassed $136,000 in total income.
- Princeton Audio has received a U.S. patent for its Adaptable Audio Systems, which allows the Company's audio devices to easily upgrade to new wired and/or wireless connections
- Princeton Audio's Site:1 Bluetooth speaker was a Winner at the 2014 International Design Awards[1]

The Company's Products and/or Services

Product / Service	Description	Current Market
Site:1 Bluetooth Speaker	Handcrafted, portable and wireless speakers made from the same hardwoods used in high-end musical instruments.	Primary target market: Any adult ages 24-55 with access to a tablet, computer, smartphone, or anything with a Bluetooth interface that can connect to the Site:1

Princeton Audio manufactures the "Site:1" Bluetooth speaker in four premium tonewoods – black walnut, cherry, mahogany, and maple.

Site:1 speakers are individually tuned to take advantage of the unique acoustic properties of each hardwood and boast sophisticated, upgradeable electronics that deliver audiophile-quality sound. Each speaker is equipped with audiophile technology, including a high-quality Digital Signal Processor (DSP), a digital-analog converter, and the latest high-resolution A2DP (Advanced Audio Distribution Profile) Bluetooth 4.x technology. Each Site:1 is handcrafted in Princeton, Wisconsin, from solid, instrument-grade hardwoods.

Through Princeton Audio's patented Adaptable Audio Systems technology, the Site:1 is optimized to integrate into almost any wired or wireless system, including music players, televisions, game consoles, and portable devices. The Site:1 also enjoys compatibility with a wide range of current connectivity options such as Bluetooth 4.x and aptX.

Additionally, the Site:1 external interface is engineered to be easily upgraded, allowing users to adapt to future technological changes. For example, if Bluetooth 5.0 becomes the new standard, Princeton Audio can update the interface that plugs into the back of a user's Site:1 system to take advantage of this new technology.

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[1] https://idesignawards.com/winners/index.php?compNum=IDA+14

Accessories
Purchasers of the Site:1 can choose from a standard 15+ hour rechargeable battery for their Site:1 or upgrade to a 40+ hour rechargeable battery for $50 extra. They can also further customize their Site:1 speakers with premium hardware sets for the acoustic grille and volume knob. Premium grille options include decorative plating in anodized copper, anodized black, and 24-karat gold. Handmade shoulder slings made of genuine leather are also available.

We use our website https://princeton-audio.com/ as an ecommerce portal and as an in-bound marketing portal, via Shopify.

Competition
The Company's primary competitors are listed below:

Beats Electronics: Founded in 2006, Beats Electronics produces audio products, primarily headphones and speakers. In 2013, the company released the Beats Pill, a line of portable Bluetooth speakers. The company also licenses the Beats brand and technology under the name Beats Audio to other manufacturers, such as car companies. Beats is a subsidiary of Apple Inc. The company was acquired by Apple in 2014 for $3 billion.[2] Beats headphones continues to hold a huge market share, holding 32% of the total revenue share of U.S. headphone sales in 2015.[3]

Bose: Founded in 1964, Bose develops sound solutions for the entertainment, home audio, aviation, and automotive industries. The company manufactures music and home theater systems and loudspeakers for homes, cars, and professional venues. Bose also makes noise reduction headsets for aviation and consumer use. In 2015, Bose had the largest share of revenue in the wireless speaker market at 22%.[4] The company generated total sales of $3.5 billion in 2015.[5]

Harman International (NYSE: HAR): Harman International designs and engineers connected products and solutions for automakers, consumers, and enterprises, including connected car systems, audio and visual products, enterprise automation solutions, and connected services. Harman's portfolio of audio brands includes AKG, Harman Kardon, Infinity, JBL, Lexicon, Mark Levinson, and Revel. On November 14, 2016, Samsung Electronics (KRX: 005930) acquired Harman for $112.00 per share in cash, or a total equity value of approximately $8 billion.[6] The firm made over $6.9 billion in revenue in 2016, an increase of over 12% from 2015.[7]

Ultimate Ears: Founded in 1995, Ultimate Ears (UE) is a custom in-ear monitor (IEM), speaker, and earphone manufacturer based in California. Logitech bought Ultimate Ears in 2008 for $34

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[2] http://appleinsider.com/articles/14/08/01/apple-officially-closes-on-3b-purchase-of-beats-headphones-streaming-service
[3] http://hometheaterreview.com/trying-to-beat-beats-in-the-headphone-category-remains-a-challenge/
[4] http://www.forbes.com/sites/aarontilley/2015/06/18/super-high-end-speaker-devialet-phantom-looks-to/#332cee913ad4
[5] http://www.forbes.com/companies/bose/
[6] http://news.harman.com/releases/samsung-electronics-to-acquire-harman-accelerating-growth-in-automotive-and-connected-technologies?preview=1455
[7] https://www.google.com/finance?q=NYSE%3AHAR&fstype=ii&ei=U88ZWaHpEcf7jAGD_LTICg

million.[8] In 2013, the company released the UE Boom, a portable Bluetooth speaker, which UE claimed to be the world's first social music player.[9]

Sonos: Founded in 2002, Sonos is a consumer electronics company that manufactures multiroom speakers. Its wireless multiroom music system enables users to play music anywhere in their house and control the speaker using a smartphone app via Wi-Fi. In 2015, the company reported that it was approaching $1 billion in revenue, up from half a billion in 2013. In the wireless speaker market, Sonos is the second largest manufacturer, with a 16% share of total revenue in 2015.[10]

Audioengine: Founded in 2005, Audioengine designs and builds audio products such as speakers, amplifiers, subwoofers, accessories, and cables. The company focuses on a line of consumer products specifically tuned for digital audio. The product line includes custom-made, audiophile-quality powered and passive speakers, plug-and-play wireless solutions, and 24-bit DACs (digital-to-analog converters) and headphone amps.[11]

Bang and Olufsen: Founded in 1925, Bang and Olufsen is a Danish-based audio technology firm that designs high-quality, premium speakers that integrate seamlessly between the rooms of a home. The speakers are compatible with Bluetooth, Apple AirPlay, and Google Chromecast, allowing an all-in-one multiroom experience with sound. The speakers also synchronize with popular streaming services and feature haptic activation.[12] In 2016, Bang and Olufsen reported revenue of 2.63 billion DKK (Danish Krone).[13]

Klipsch Audio Technologies: Founded in 1946, Klipsch is an American audio firm that develops high-quality speakers, headphones, and home audio devices. They also produce multiroom audio systems that allow integrated streaming throughout a household. Klipsch features horn-loaded technology in all of its speakers for dynamic sound transmission, to reduce distortion, to control directivity of sound, and to create flat frequency response.[14] In 2011, Klipsch was acquired by Audiovox Corporation for $166 million.[15]

LSTN Sound: Founded in 2012, LSTN Sound is a for-purpose company that manufactures premium audio products. With every purchase, the company donates hearing aids to a person in need through its charity partner, Starkey Hearing Foundation. LSTN sells high-quality wooden headphones, earbuds, speakers, and apparel. The company launched its Bluetooth speakers

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[8] https://www.cnet.com/news/logitech-snaps-up-ultimate-ears-for-34-million/

[9] http://www.whathifi.com/news/ultimate-ears-launches-ue-boom-worlds-first-social-music-player

[10] http://www.forbes.com/sites/aarontilley/2015/06/18/super-high-end-speaker-devialet-phantom-looks-to/#332cee913ad4

[11] http://audioengineusa.com/

[12] https://www.bang-olufsen.com/en/collection/multiroom

[13] https://markets.ft.com/data/equities/tearsheet/financials?s=BO:CPH

[14] http://www.klipsch.com/our-technology

[15] https://www.streetinsider.com/Corporate+News/Audiovox+%28VOXX%29+Completes+%24166M+Acquisition+of+Klipsch+Group/6336820.html

through an Indiegogo campaign in October 2015, through which they raised over $50,000.[16] In 2014, LSTN achieved $2 million in sales from $500,000 in sales in 2013.[17]

Grain Audio: Founded in 2012, Grain Audio creates high-end wood headphones, earbuds, home speakers, and portable speakers. The company strives to be as environmentally friendly as possible, using recycled and sustainable materials wherever possible. It also contributes a percentage of each sale to music and community-related charities. The company rolled out its products during a Kickstarter campaign in March 2013, through which it raised over $155,000 from 610 backers.[18]

The markets in which our products are sold are highly competitive. Search Bluetooth Speakers on Amazon and there are over 33,000 listed. Unliked most of our competitors, our products are handcrafted and use no plastics, and with our patented, upgradeable interface, the speakers will never be obsolete. We have built a set of products that could revolutionize the wireless, portable audio market, by allowing consumers to replace their large stereo systems and move to our products while still getting that Hi-Fi sound from a portable, handcrafted and wireless, audio endpoint.

Supply Chain and Customer Base
We source most of our raw materials from vendors located around the State of Wisconsin. We do this to generate economic development in our area. We also search for vendors that could be out of the State if it can materially reduce our cost of goods sold while still maintaining the quality that Princeton Audio has become synonymous with.

Since shipments began on July 31, 2016, we have delivered over 500 speakers. In 2016, we sold over 513 units of the Site:1 Bluetooth speaker. In Q1 2017, 190 units were ordered, up 26.6% from Q4 2016 (a holiday quarter). In the first two months of Q2 2017, have already surpassed 200 units ordered. While most units have shipped, the current backlog, as of May 2017, was under 150 speakers.

Business Model
The Site:1 speaker retails for $335 with a 15+ hour battery, or $385 with a 40+ hour battery.

Intellectual Property and Research and Development
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
29/539,812	Audio Speaker	Design Patent Application for our Site:1 speaker.	September 17, 2015	Allowed by USPTO; not yet issued	USA

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[16] https://www.indiegogo.com/projects/lstn-premium-bluetooth-speakers-with-a-purpose?mc_cid=596a92baa1&mc_eid=37c756c7a7#/
[17] https://www.inc.com/kimberly-weisul/2015-30-under-30-lstn.html
[18] https://www.kickstarter.com/projects/2096575920/grain-audio-play-loud/description

62/306,267	HEADPHONE SYSTEM AND COMPONENTS THEREOF	A provisional patent on our unique tonewood based headphone system and features forthwith.	March 10, 2016	Not yet issued	USA
US 9,658,818 B2	ADAPTABLE AUDIO SYSTEMS	A Utility patent that allows the company's audio devices to easily upgrade to new wired and/or wireless connections	August 11, 2015	May 23, 2017	USA

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Bluetooth Sig	Princeton Audio, LLC	The use of the Bluetooth technology and markings.	In perpetuity

In addition to the utility patent, the design patent and the provisional patent we have on file, we protect a number of "trade secrets." Our products are tuned, like you would a musical instrument and listened to for hundreds of hours and adjusted for optimism frequency response and the best listening experience by our customers. In addition, we expect to file two provisional patent applications on two key features of our Woofer product in development, before the product launches.

Since the inception of the company, we have spent approximately $200,000 for the design, engineering, and patenting of our Site:1 Bluetooth speaker. Our engineering and design efforts carry over and are applicable to the Site:Woofer, so future R&D costs will be at a significant reduction as most of it has been completed for the Woofer product. Any new products that are outside of this platform (e.g. headphones) will incur additional R&D expenses and it is our intention to continue to spend development dollars on such projects at a rate that is comparable to industry norms.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
544 W. Water Street Princeton WI, 54968	Own	Primary location for Retail, operations and manufacturing (assembly)

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Application Date	Grant Date
Site:1	FCC	Radiated emmisions	June 29, 2016	June 29, 2016
Site:1	FCC	Conducted emmisions	June 29, 2016	June 29, 2016

The wireless modules we are using are the core of the products and have been registered and passed with the FCC. There is no other regulation we need to pass for the Site:1.

Litigation
None

Other
The Company's principal address is 544 W. WATER ST., PRINCETON, WI 54968

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Princeton Audio is a Wisconsin limited liability company whose business and affairs are managed by its Manager. The Company does not have a board of directors.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael Pelland

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager / Founder at Princeton Audio June 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Michael Pelland has two decades of experience in product development that includes a career as a Product Development Engineer and running a consulting firm for 18 years. He founded Princeton Audio in June 2014 and has been the Company's Manager since then.

Education

Mr. Pelland attended Southern Illinois University for three years.

Personal Information

Michael Pelland filed personal bankruptcy in early June 2014, before Princeton Audio was founded.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	The Issuance of additional Class A (voting) Units of LLC membership interest requires a vote of Class A Members holding more than Sixty percent (60%) of the Class A Units; otherwise, the Manager.
Incurrence of indebtedness	Manager
Sale of property, interests or assets of the Company	Sale or disposition of substantially all of the assets of the Company requires a vote of Class A Members holding more than Sixty percent (60%) of the Class A Units.
Determination of the budget	Manager
Determination of business strategy	Manager
Dissolution of liquidation of the Company	Manager and a Majority-in-Interest of the Class A Members

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wisconsin law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 11 employees in Wisconsin and New Hampshire.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is a Wisconsin limited liability company that is managed solely by Michael Pelland, who is our sole Manager. The Company's capitalization currently consists of 100% of membership interests owned by the Company's current members.

The Company has issued the following outstanding Securities:

Type of security	Class A Units of LLC Membership Interest
Amount outstanding	11,492 Class A Units (includes 5,751 Class A Units owned by Michael Pelland)
Voting Rights	Holders of Class A Units of LLC membership interest have the right to vote on all matters coming before the Members of the Company under the operating agreement of the Company
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The issuance of any Units or other equity securities to any person (other than those excluded under certain categories) triggers preemptive rights held by all Members of the Company
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	95.7% (includes 47.9% owned by Michael Pelland)

There are no Class B Units of membership interest in the Company outstanding.

Type of security	Class C Units of LLC Membership Interest
Amount outstanding	512 Class C Units
Voting Rights	Class C Units are non-voting
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The issuance of any Units or other equity securities to any person (other than those excluded under certain categories) triggers

	preemptive rights held by all Members of the Company
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.3%

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Bank of Oakfield
Amount outstanding	$98,500.00
Interest rate and payment schedule	5.5% paid monthly
Amortization schedule	7-year term
Describe any collateral or security	General Business Assets, property mortgage and IP
Maturity date	March 9, 2024
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	Bank of Oakfield
Amount outstanding	$124,800.00
Interest rate and payment schedule	5.5% paid monthly
Amortization schedule	7-year term
Describe any collateral or security	General Business Assets, property mortgage and IP
Maturity date	March 9, 2024
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	Bank of Bank of Oakfield
Amount outstanding	$148,700.00

Interest rate and payment schedule	5.5% paid monthly
Amortization schedule	7-year term
Describe any collateral or security	General Business Assets, property mortgage and IP
Maturity date	March 9, 2024
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC Units of Class A Membership Interest	1,000	$125,000.00	Inventory build, marketing and general business expenses	February 1, 2017	Intrastate Exemption

Ownership
Company is an LLC that is owned by more than 100 members.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage (Amount Owned Prior to Offering)
Michael Pelland	47.9% (comprised of 5,751 Class A Units)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of its knowledge, the Company has not conducted the transactions with related persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualification under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Michael Pelland
(Signature)

Michael Pelland
(Name)

CEO & Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Pelland
(Signature)

Michael Pelland
(Name)

CEO & Founder
(Title)

April 30, 2018
(Date)

EXHIBITS
Exhibit A   Financial Statement (unaudited)

EXHIBIT A
Financial Statements

Princeton Audio, LLC

BALANCE SHEET

As of December 31, 2017

(unaudited)

	TOTAL
ASSETS	
Current Assets	**$58,834.67**
Fixed Assets	**$279,910.26**
Other Assets	**$88,820.35**
TOTAL ASSETS	**$427,565.28**
LIABILITIES AND EQUITY	
Liabilities	**$562,775.59**
Equity	**$ -135,210.31**
TOTAL LIABILITIES AND EQUITY	**$427,565.28**

Princeton Audio, LLC

PROFIT AND LOSS

January - December 2017

(unaudited)

	TOTAL
Income	$266,048.48
Cost of Goods Sold	$178,191.03
GROSS PROFIT	**$87,857.45**
Expenses	$391,492.08
NET OPERATING INCOME	**$ -303,634.63**
Other Expenses	$43,354.71
NET OTHER INCOME	**$ -43,354.71**
NET INCOME	**$ -346,989.34**